Exhibit 99.1

FOR IMMEDIATE RELEASE

Independent Publication Confirms Growing Therapeutic Challenge of

T315I Mutation in Patients with CML, Notes ChemGenex

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (May 21, 2007): ChemGenex Pharmaceuticals (ASX: CXS, NASDAQ: CXSP) notes the publication of new clinical data relevant to the development strategy for Ceflatonin® (homoharringtonine). The paper “Targeted therapy and the T315I mutation in Philadelphia-positive leukemias” by researchers Simona Soverini and colleagues at the University of Bologna, Italy (Haematologica Volume 92, pages 401-404) offers insight into the growing therapeutic challenge presented by the T315I Bcr-Abl point mutation in patients with chronic myeloid leukemia (CML). The T315I Bcr-Abl mutation is associated with the development of resistance to tyrosine kinase inhibitor drugs such as imatinib (Gleevec®).

The paper describes the clinical progress of Gleevec-resistant CML patients who were treated with dasatinib (Sprycel®).

Key points of the publication are as follows:

•	The study followed 45 Philadelphia-positive CML and acute lymphoblastic leukemia (ALL) patients who had failed Gleevec, and who were migrated to dasatinib therapy.
•	Eight of the 45 patients (17.7%) had primary resistance to dasatinib, and showed no response. Seven of these 8 patients harboured the T315I point mutation.
•	A further 13 patients (28.8%) acquired resistance to dasatinib after a median of 7 months, and seven (15.6%) of these patients were T315I positive.
•	In summary the T315I mutation was associated with resistance to dasatinib in 31% of patients, and the total number of patients who were resistant to therapy was 46.7%.
•

This incidence of T315I-associated resistance is higher than has previously been reported and reflects, in the words of Soverini et al., that the T315I mutation “is likely to become the prevalent mutation in those who fail to benefit from second-line treatment with dasatinib”.

Data from this publication support ChemGenex’s two-pronged phase 2/3 clinical approach for Ceflatonin, targeting Gleevec-resistant CML patients who harbour the T315I mutation, as well as CML patients who have failed two tyrosine kinase inhibitors (usually Gleevec and Sprycel).

Gleevec®/Glivec® is a registered trademark of Novartis AG.

Sprycel® is a registered trademark of the Bristol-Myers Squibb Company.

Ceflatonin® is a registered trademark of ChemGenex Pharmaceuticals Limited.

Independent Publication Confirms Growing Therapeutic Challenge of T315I Mutation in Patients with CML, Notes ChemGenex

About ChemGenex Pharmaceuticals Limited	(www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing therapeutics in the areas of oncology, diabetes, obesity, and depression. ChemGenex harnesses the power of genomics for target discovery and validation, and in clinical trials to develop more individualized therapeutic outcomes. ChemGenex’s lead compound, Ceflatonin®, is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML) and Quinamed® is in phase 2 clinical development for prostate, breast and ovarian cancers. The company has a significant portfolio of anti-cancer, diabetes, obesity and depression programs, several of which have been partnered with international pharmaceutical companies. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP".

Contacts

Dr. Greg Collier (CEO and Managing Director)	Australia	+61 3 5227 2752
	USA	+1 650 474 9800 ext 103
Dr. Dennis Brown (President and Director)	USA	+1 650 474 9800 ext 108
	Australia	+61 3 5227 2703

Safe Harbor Statement

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe”, and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability to successfully market products in the clinical pipeline, the ability to advance promising therapeutics through clinical trials, the ability to establish our fully integrated technologies, the ability to enter into additional collaborations and strategic alliances and expand current collaborations and obtain milestone payments, the suitability of internally discovered genes for drug development, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the United States, changes in tax and other laws, changes in competition and the loss of key personnel. These statements are based on our management’s current expectations and are subject to a number of uncertainties that could change the results described in the forward-looking statements. Investors should be aware that there are no assurances that results will not differ from those projected.

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